Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF CONVERSION OF A NEVADA CORPORATION

UNDER THE NAME OF "ORANGE COMET INC" TO A DELAWARE CORPORATION,

CHANGING ITS NAME FROM "ORANGE COMET INC" TO "ORANGE COMET

INC.",FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JUNE, A.D.

2022, AT 7:06 O`CLOCK P.M.




Jeffrey W. Bullock, Secretary of State

6856888 8100F

SR# 20222722735

Authentication: 203690202

Date: 06-15-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF CONVERSION TO CORPORATION
of
ORANGE COMET INC (a Nevada corporation)
to
ORANGE COMET INC. (a Delaware corporation)

Pursuant to Section 265 of the General Corporation Law of the State of Delaware (the "***DGCL***"), the undersigned corporation (the "***Corporation***") hereby certifies as follows that:

1. The jurisdiction where the Corporation was first formed is the State of Nevada.

2. The jurisdiction of the Corporation immediately prior to filing this Certificate is the State of Nevada.

3. The date the Corporation first formed is April 8, 2021.

4. The name of the Corporation immediately prior to filing this Certificate is "Orange Comet Inc"

5. As set forth in the certificate of incorporation filed in accordance with Section 265(b) of the DGCL, the name of the corporation into which Corporation is converted is "Orange Comet Inc."

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting corporation has executed this Certificate on the 14th day of June 2022.

ORANGE COMET INC

By: _____
Name: David Broome
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:06 PM 06/14/2022
FILED 07:06 PM 06/14/2022
SR 20222722735 - File Number 6856888

Delaware

The First State

    I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ORANGE

COMET INC." FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF

JUNE, A.D. 2022, AT 7:06 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6856888 8100F

SR# 20222722735

Authentication: 203690202

Date: 06-15-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

[1.1.1.5] [Orange Comet Inc. - DE Filed Certificate of Incorporation.PDF]

CERTIFICATE OF INCORPORATION

OF

ORANGE COMET INC.

FIRST: The name of this corporation is Orange Comet Inc. (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, city of Wilmington, County of New Castle, DE 19801. The name of the Corporation's initial registered agent is The Corporation Trust Company.

THIRD: The Corporation's purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "***General Corporation Law***").

FOURTH: The Corporation shall have authority to issue 50,000,000 shares of Common Stock, par value $0.001 per share (the "***Common Stock***").

FIFTH: The name and mailing address of the Corporation's sole incorporator is:

David Broome
1880 Century Park East, Suite 1600
Los Angeles, CA 90067

SIXTH:

1. The Corporation's Board of Directors (the "***Board of Directors***") is authorized to adopt, amend, alter, terminate, repeal, or waive any provision of the Corporation's Bylaws, as amended (the "***Bylaws***").

2. The Corporation's business and affairs shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute, this Certificate of Incorporation (this "***Certificate***"), and the Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

3. Election of directors need not be by written ballot, unless the Bylaws provide otherwise. The authorized number of the Corporation's directors shall be determined in the manner set forth in the Bylaws.

4. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws provide.

5. The Corporation's books may be kept outside the State of Delaware at such place or places as may be designated by the Board of Directors or pursuant to the Bylaws.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:06 PM 06/14/2022
FILED 07:06 PM 06/14/2022
SR 20222722735 - File Number 6856888

SEVENTH:

1. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after the filing date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL. No amendment, modification, termination, or repeal of this Section 1 shall adversely affect the rights and protection afforded to a director of the Corporation under this Section 1 for acts or omissions occurring prior to such amendment, modification, termination, or repeal.

2. The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the Corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding, and to advance expenses for any Proceeding to the extent permitted by the DGCL. The Corporation shall have the power to enter into indemnification agreements in furtherance of the general powers granted hereunder. A right to indemnification or to advancement of expenses arising under a provision of this Certificate or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit, or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

EIGHTH: Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of the Corporation to the Corporation or the Corporation's stockholders, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate. or the Bylaws, or (4) any action asserting a claim against the Corporation governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

*   *   *

2

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the Corporation's sole incorporator on this 14th day of June 2022.

By: */s/David Broome*
               David Broome
               Sole Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "ORANGE COMET INC.", FILED
IN THIS OFFICE ON THE FIFTEENTH DAY OF MARCH, A.D. 2023, AT
9:48 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6856888 8100
SR# 20230997189

Authentication: 202919070
Date: 03-15-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:48 AM 03/15/2023
FILED 09:48 AM 03/15/2023
SR 20230997189 - File Number 6856888

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ORANGE COMET INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Orange Comet Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**Corporation**"),

DOES HEREBY CERTIFY:

1. That the name of this Corporation is "Orange Comet Inc.", and that the original Certificate of Incorporation was filed under the same name with the Secretary of State of the State of Delaware pursuant to the General Corporation Law on June 14, 2022 (the "**Original Certificate**").

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Original Certificate, declaring such amendment and restatement to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Original Certificate be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Orange Comet Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, city of Wilmington, County of New Castle, DE 19801. The name of the Corporation's initial registered agent is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as amended from time to time (the "**DGCL**"). In addition to the powers and privileges conferred upon the Corporation by law, and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Corporation and one or more businesses or organizations.

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares, consisting of: (i) Eighty Million (80,000,000) shares of common stock, par value $0.001 per share ("**Common Stock**"), and (ii) Twenty Million (20,000,000) shares of preferred stock, par value $0.001 per share ("**Preferred Stock**").

(a) Common Stock.

(i) General. All shares of Common Stock shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights provided under the DGCL. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock (when, if and to the extent

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shares or series of such stock are designated and issued). The Board of Directors of the Corporation (the "**Board of Directors**"), in its sole discretion, shall determine the terms and conditions (including the consideration to be received by the Corporation) on which shares of Common Stock are to be issued.

(ii)   Voting Rights. Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder's name on the books of the Corporation. Except as otherwise required by law or by or pursuant to Section (b) of this Article FOURTH, the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters submitted to stockholders for a vote (including any action by written consent).

(iii)   Dividends. Subject to provisions of law and Section (b) of this Article FOURTH, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

(iv)   Liquidation. Subject to provisions of law and Section (b) of this Article FOURTH, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provision for payment of all debts and liabilities of the Corporation and any and all preferential amounts to which the holders of the Preferred Stock are entitled with respect to the distribution of the net assets of the Corporation in liquidation, the holders of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation available for distribution.

(b)   Preferred Stock.

(i)   Issuance of Blank Check Preferred Stock. The Board of Directors is expressly authorized, subject to limitations prescribed by the DGCL and the provisions of this Certificate of Incorporation, to provide by resolution or resolutions from time to time, and by filing a certificate(s) pursuant to the DGCL, for the issuance of shares of Preferred Stock in one or more class or series, to establish the number of shares to be included in each such class or series, the consideration to be paid for such shares, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such class or series, and any qualifications, limitations or restrictions of such preferences and rights, including, without limitation, dividend rights, conversion rights, voting rights (if any), redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, in each instance as the Board of Directors may determine in its sole discretion and without stockholder approval. Each class or series shall be designated so as to distinguish the shares thereof from the shares of all other classes and series. All shares of a series of Preferred Stock shall have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise specifically provided in the designation and description of the series, with those of other series of the same class.

(ii)   Authority to Establish Variations Between Classes or Series of Preferred Stock. The authority of the Board of Directors with respect to each class, or each series within a class shall include, but not be limited to, determination of the following:

(A)   the distinctive designation of such class or series and the number of shares to constitute such class or series;

(B)   the rate at which dividends on the shares of such class or series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such class or series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms or in what events;

(C)   the right or obligation, if any, of the Corporation to redeem shares of the particular class or series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;

(D)   the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such class or series of Preferred Stock shall be entitled to receive, in preference over any or all other class(es) or series, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (and distribution of the net assets of the Corporation in connection therewith);

(E)   the terms and conditions, if any, upon which shares of such class or series shall be convertible into, or exchangeable for, shares of capital stock of any other class or series, including the price or prices or the rate or rates of conversion or exchange, the terms and conditions of conversion or exchange, and the terms of adjustment, if any;

(F)   the obligation, if any, of the Corporation to retire, redeem or purchase shares of such class or series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;

(G)   voting rights, if any, including special, conditional or limited voting rights with respect to any matter, including with respect to the election of directors and matters adversely affecting any class or series of Preferred Stock;

(H)   limitations, if any, on the issuance of additional shares of such class or series or any shares of any other class or series of Preferred Stock; and

(I)   such other preferences, limitations or relative rights and privileges thereof as the Board of Directors, acting in accordance with applicable law and this Certificate of Incorporation, may deem advisable and which are not inconsistent with law or with the provisions of this Certificate of Incorporation.

(c)   <u>Options, Warrants & Rights</u>.

(i)   The Corporation may issue options, warrants and rights for the purchase of shares of any class or series of the Corporation. The Board of Directors, in its sole discretion, shall determine the terms and conditions on which the options, warrants or rights are issued, their form and content and the consideration for which, and terms and conditions upon which, such securities or any underlying class or series of shares of the Corporation are to be issued.

(ii)   The terms and conditions of rights or options to purchase shares of any class or series of the Corporation may include, without limitation, restrictions or conditions that preclude or limit the exercise, transfer, receipt or holding of such rights or options by any person or persons, including any person or persons owning (beneficially or of record) or offering to acquire a specified number or percentage of the outstanding shares of any class or series, or any transferee or transferees of any such person or persons, or that invalidate or void such rights or options held by any such person or persons or any such transferee or transferees.

FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a)   The business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or this Certificate of Incorporation directed or required to be exercised or done by stockholders.

(b)   The Corporation expressly elects not to be governed by Section 203 of the DGCL.

(c)   Election of directors need not be by ballot unless the bylaws of the Corporation so provide.

(d)   The Board shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation.

(e)   No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors or officers are directors or officers, or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors or officer or officers are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or her votes are counted for such purpose, if:

(i)   The fact of such relationship or interest is disclosed or known to the Board of Directors, or a duly empowered committee thereof, which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for such purpose without counting the vote or votes of such interested director or directors; or

(ii)   The fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(iii)   The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board of Directors, committee or the stockholders.

(f)   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies a contract or transaction described in paragraph (d) of this Article FIFTH.

(g)   A director or officer of the Corporation may transact business, borrow, lend, or otherwise deal or contract with the Corporation to the fullest extent and subject only to the limitations and provisions of the laws of the State of Delaware and the laws of the United States.

(h)   The Board of Directors in its discretion may (but shall not be required to) submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, regardless of whether the contract or act would otherwise be open to legal challenge because of directors' interests, or for any other reason.

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(i)   In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes and laws of the State of Delaware, of this Certificate of Incorporation, and to any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors, which would otherwise have been valid if such bylaw had not been made.

SIXTH: (a)   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director in the course of performance of duties as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation or any repeal or modification of the relevant provisions of the DGCL shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

(b)   To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer. For the avoidance of all doubt, notwithstanding any other provision in this Certificate of Incorporation, no amendment to, modification of or repeal of this section (b) of this Article SIXTH shall apply to or have any effect on the liability or alleged liability of any officer of the Corporation for or with respect to any acts or omissions of such officer occurring prior to such amendment or repeal. Solely for purposes of this section (b) of this Article SIXTH, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL as it now exists and as it may hereafter be amended.

SEVENTH: The Corporation, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including, without limitation, attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation or any repeal or modification of the relevant provisions of the DGCL shall not adversely affect any right or protection of a person or entity entitled to indemnification hereunder with respect to events occurring prior to the time of such repeal or modification. For purposes of this Article SEVENTH, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, fiduciaries and agents, so that any person or entity who is or was a director, officer, employee, fiduciary or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this SEVENTH with respect to the resulting or surviving corporation as he, she or it would have with respect to such constituent corporation if its separate existence had continued. The rights to indemnification and the

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payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article SEVENTH shall not be exclusive of any other right which any person or entity may have or hereafter acquire under any statute, provision of this certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

EIGHTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

NINTH: Except to the extent expressly set forth in Articles SIXTH and SEVENTH, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of the Corporation to the Corporation or the Corporation's stockholders, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws, or (4) any action asserting a claim against the Corporation governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the Delaware General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 15th day of March, 2023.


ORANGE COMET INC.


By: _/s/ David Broome_
    Name: David Broome
    Title: Chief Executive Officer

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